 Exhibit 99.9

CONSENT OF EXPERT

I, Yungang Wu, hereby consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-283907), Form F-3 (File Nos. 333-252876 and 333-255526) and Form S-8 (File No. 333-234078) filed with the U.S. Securities and Exchange Commission by TRX Gold Corporation, of the Technical Report titled “Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”, dated May 23, 2025.

P&E Mining Consultants Inc.

/s/ Yungang Wu

Yungang Wu, P. Geo.

Dated: May 26, 2025